22nd August 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson
Tel: +44 (0)20 7747 3976

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest PLC NOMINEES PTY LIMITED
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION REFERS TO A NON-BENEFICIAL INTEREST			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them N/A
5.	Number of shares/amount of stock acquired 540,360,860	6.	Percentage of issued class 21.89%	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY US$0.50		10.		Date of transaction A NUMBer of transactions SINCE 24 DECEMBER 2002 accumulated in the TOTAL INTEREST DISCLOSED	11.	Date company informed 21 AUGUST 2002
12.	Total holding following this notification 540,360,860			13.	Total percentage holding of issued class following this notification 21.89%

14.	Any additional information PLC NOMINEES PTY LIMITED IS NOMINEE FOR SHAREHOLDERS IN SOUTH AFRICA WHO HOLD THEIR SHARES VIA THE STRATE ELECTRONIC SETTLEMENT SYSTEM FOR SHARES ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976
16.	Name and signature of authorised company official responsible for making this notification INES WATSON
Date of notification __21 August 2002___________________

Enquiries: Company Monitoring and Enquiries; UK Listing Authority
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia